UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 452-2333 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2007 Up 10.2% Year over Year

Mexico City, September 6, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2007 increased by 10.2% when compared to August 2006.

All figures in this announcement reflect comparisons between August 1 through August 31 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2006	August 2007	% Change
Cancún	244,420	298,486	22.1
Cozumel	4,912	6,286	28.0
Huatulco	29,111	29,048	(0.2)
Mérida	71,730	99,661	38.9
Minatitlán	14,033	15,728	12.1
Oaxaca	35,251	41,702	18.3
Tapachula	15,782	17,712	12.2
Veracruz	55,914	81,232	45.3
Villahermosa	56,511	73,768	30.5
Total Domestic	527,664	663,623	25.8

International
Airport	August 2006	August 2007	% Change
Cancún	624,672	608,541	(2.6)
Cozumel	27,847	32,741	17.6
Huatulco	2,951	2,680	(9.2)
Mérida	13,554	14,280	5.4
Minatitlán	392	556	41.8
Oaxaca	7,430	5,266	(29.1)
Tapachula	397	439	10.6
Veracruz	6,068	6,652	9.6
Villahermosa	4,006	4,626	15.5
Total International	687,317	675,781	(1.7)

Total
Airport	August 2006	August 2007	% Change
Cancún	869,092	907,027	4.4
Cozumel	32,759	39,027	19.1
Huatulco	32,062	31,728	(1.0)
Mérida	85,284	113,941	33.6
Minatitlán	14,425	16,284	12.9
Oaxaca	42,681	46,968	10.0
Tapachula	16,179	18,151	12.2
Veracruz	61,982	87,884	41.8
Villahermosa/p>	60,517	78,394	29.5
ASUR Total	1,214,981	1,339,404	10.2

The large rise in the year-over-year comparison at Cozumel airport was mainly due to sharply reduced passenger traffic in August 2006 as a result of damage inflicted by Hurricanes Emily and Wilma, which hit the Yucatan Peninsula in August and October 2005 respectively. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike which grew into more widespread unrest against the Oaxaca state government. The US State Department maintains an advisory regarding travel to Oaxaca but notes no events in the region since the start of 2007. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations will affect our operations.

During the month of August 2007 Hurricane Dean hit the Yucatan Peninsula affecting passenger traffic for Cancun, Cozumel and Merida airports, resulting in 176 cancelled flights.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 6, 2007